UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                    CPAC Inc.
             ---------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
            ----------------------------------------------------------------
                         (Title of Class of Securities)


                                    126145101
                          -----------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 Pages

CUSIP No. 126145101                    13G                     Page 2 of 4 Pages


1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               President and Fellows of Harvard College


                                                                                            (a)    [ ]
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



                                                                                            (b)     [ ]
3.          SEC USE ONLY

4.          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Massachusetts
                              5.   SOLE VOTING POWER
NUMBER OF                               744,000 shares
SHARES
BENEFICIALLY                  6.   SHARED VOTING POWER
OWNED BY                                ----
EACH
REPORTING                     7.   SOLE DISPOSITIVE POWER
PERSON                                  744,000 shares
WITH
                              8.   SHARED DISPOSITIVE POWER
                                        ----


9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                              744,000 shares
10.         CHECK BOX IF THE AGREGATE AMOUNT IN ROW (9) EXCLUDES                                     [ ]
            CERTAIN SHARES*

11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                              10.14%

12.         TYPE OF REPORTING PERSON*
                              EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 4 Pages

                                  SCHEDULE 13G


Item 1(a)      Name of Issuer:
                       CPAC Inc.

        1(b)   Address of Issuer's Principal Executive Offices:
                       2364 Leicester Road
                       P.O. Box 175
                       Leicester, New York  14481

Item 2(a)      Name of Person Filing:
                       President and Fellows of Harvard College

        2(b)   Address of Principal Business Office or, if none,
                       Residence:
                       c/o Harvard Management Company, Inc.
                       600 Atlantic Avenue
                       Boston, MA  02210

        2(c)   Citizenship:
                       Massachusetts

        2(d)   Title of Class of Securities:
                       Common Stock

        2(e)   CUSIP Number:
                       126145101

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
                       The reporting person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

Item 4(a)      Amount beneficially owned:
                       744,000 shares

     4(b)      Percent of Class:
                       10.14%

     4(c)      Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                                744,000 shares



                                Page 3 of 4 Pages

               (ii) shared power to vote or to direct the vote:
                                ---------

               (iii) sole power to dispose or to direct the disposition of:
                                744,000 shares

               (iv) shared power to dispose or to direct the disposition of:
                                --------

Item 5         Ownership of Five Percent or less of a Class:
                       Not Applicable.

Item 6         Ownership of more than Five Percent on behalf of another person:
                       Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                       Not Applicable.

Item 8         Identification and Classification of Members of the Group:
                       Not Applicable.

Item 9         Notice of Dissolution of Group:
                       Not Applicable.

Item 10        Certification:

               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                    PRESIDENT AND FELLOWS OF HARVARD COLLEGE


                                       By:
                                          --------------------------------------
                                          Name:  Verne O. Sedlacek
                                          Title: Authorized Signatory


October 9, 1996

                                Page 4 of 4 Pages